Exhibit 99.1

Purple Biotech Reports First Quarter 2022 Financial Results

REHOVOT, Israel, May 12, 2022 - Purple Biotech Ltd. (“Purple Biotech”, or the “Company”) (NASDAQ/TASE: PPBT), a clinical-stage company developing first-in-class, effective and durable therapies by overcoming tumor immune evasion and drug resistance, today announced financial results for the first quarter ended March 31, 2022.

“We were focused in the clinical advancement of our promising first in class oncology drug candidates during this quarter,” said Gil Efron, President and Chief Financial Officer of Purple Biotech. “For NT219, we completed enrollment in the fourth dose level of the monotherapy arm of the ongoing Phase 1/2 clinical trial and will soon start the last dose level planned in the dose escalation part of the monotherapy arm. For CM24, we will soon initiate the expansion arms of the study. We had $42.2 million in cash, cash equivalent, short and long-term deposits at the end of the first quarter this year and we are well positioned to execute our plans.”

Financial Results for the Three Months Ended March 31, 2022

Research and Development Expenses were $6.0 million, an increase of $1.1 million, or 22%, compared to $4.9 million in the same period of 2021. The increase was mainly due to CMC expenses in support of our clinical studies.

Sales, General and Administrative Expenses were $1.4 million, compared to $1.7 million in the same period of 2021, a decrease of $0.3 million. The decrease was mainly due to a decrease in employee equity-based compensation (ESOP) costs.

Operating Loss from continuing operations was $7.3 million, an increase of $0.8 million, or 12%, compared to $6.5 million in the same period of 2021.

On a non-IFRS basis (as reconciled below), adjusted operating loss was $7.0 million, an increase of $1.2 million, compared to $5.8 million in the same period of 2021, mainly due to a decrease in Selling, General and Administrative expenses offset by an increase in R&D expenses.

Net Loss for the first three months ended March 31, 2022 was $7.3 million, or $0.41 per basic and diluted ADS, compared to a net loss of $6.6 million, or $0.38 per basic and diluted ADS, in the same period of 2021. The increase in net loss was mainly due to an increase of $0.8 million in operating expenses. Adjusted net loss for the first three months ended March 31, 2022 was $7.0 million, an increase from $5.8 million in the first three months ended March 31, 2021.

During the three months ended March 31, 2022, the Company sold, under the Open Market Sale Agreementsm with Jefferies LLC, approximately 59 thousand ADSs, at an average price of $3.932 per ADS. Net proceeds to the Company, were approximately $0.22 million, net of issuance expenses.

About Purple Biotech

Purple Biotech Ltd. is a clinical-stage company developing first-in-class therapies by overcoming tumor immune evasion and drug resistance. The Company’s oncology pipeline includes NT219 and CM24. NT219 is a dual inhibitor, novel small molecule that simultaneously targets IRS1/2 and STAT3. The Company is currently advancing NT219 as a monotherapy treatment of solid tumors, followed by a dose escalation of NT219 in combination with cetuximab for the treatment of recurrent and/or metastatic squamous cell carcinoma of the head and neck cancer (SCCHN) or colorectal adenocarcinoma in a phase 1/2 study, and an expansion phase of NT219 at its recommended phase 2 level in combination with cetuximab in patients with recurrent and/or metastatic squamous cell carcinoma of the head and neck cancer. CM24 is a humanized monoclonal antibody that blocks CEACAM1, an immune checkpoint protein that supports tumor immune evasion and survival through multiple pathways. The Company is advancing CM24 as a combination therapy with anti-PD-1 checkpoint inhibitors in selected cancer indications in a phase 1b study, followed by a phase 2 for the treatment of non-small cell lung cancer and pancreatic cancer. The Company has entered into a clinical collaboration agreement, as amended, with Bristol Myers Squibb for the phase 1/2 clinical trials to evaluate the combination of CM24 with the PD-1 inhibitor nivolumab (Opdivo®) in addition to nab-paclitaxel (ABRAXANE®) or 5-fluorouracil and liposomal irinotecan. The Company’s corporate headquarters are located in Rehovot, Israel. For more information, please visit https://purple-biotech.com/.

Forward-Looking Statements and Safe Harbor Statement

Certain statements in this press release that are forward-looking and not statements of historical fact are forward looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the plans, strategies and objectives of management for future operations; product development for NT219 and CM24; the process by which early stage therapeutic candidates such as NT219 and CM24 could potentially lead to an approved drug product is long and subject to highly significant risks, particularly with respect to a joint development collaboration; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents obtained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents; the commencement of any patent interference or infringement action against our patents, and our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2021 and in our other filings with the U.S. Securities and Exchange Commission (“SEC”), including our cautionary discussion of risks and uncertainties under “Risk Factors” in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, https://www.sec.gov.

Company Contact:

Gil Efron

President & Chief Financial Officer

IR@purple-biotech.com

Purple Biotech Ltd.

Consolidated Unaudited Statements of Financial Position as of:

	March 31	December 31
	2022	2021
	USD thousands	USD thousands
Assets
Cash and cash equivalents	23,537	10,890
Short term deposits	16,010	36,310
Other current assets	2,352	1,273

Total current assets	41,899	48,473

Non-current assets
Other investments	187	187
Right to use assets	581	619
Fixed assets, net	286	277
Long term deposits	2,657	160
Intangible assets	20,684	20,482

Total assets	66,294	70,198

Liabilities
Lease liability – short term	199	199
Accounts payable	1,651	1,473
Other payables	5,338	2,578

Total current liabilities	7,188	4,250

Non-current liabilities

Lease liability	495	550
Post-employment benefit liabilities	292	292

Total non–current liabilities	787	842

Equity
Share capital, no par value	-	-
Share premium	124,356	123,951
Receipts on account of warrants	28,017	28,017
Capital reserve for share-based payments	8,987	8,862
Capital reserve from transactions with related parties	761	761
Capital reserve from transactions with non-controlling interest	(859)	(859)
Accumulated loss	(103,202)	(95,905)

Equity attributable to owners of the Company	58,060	64,827
Non-controlling interests	259	279
Total equity	58,319	65,106

Total liabilities and equity	66,294	70,198

Purple Biotech Ltd.

Consolidated Unaudited Statement of Operations for the three months ended March 31, 2022

	March 31	March 31
	2022	2021
	USD thousands	USD thousands

Research and development expenses	5,952	4,874
Sales, general and administrative expenses	1,379	1,657

Operating loss	7,331	6,531

Finance expenses	41	20
Finance income	(56)	(118)

Finance income, net	(15)	(98)

Loss for the period from continuing operations	7,316	6,433

Loss for the period from discontinued operation	-	136

Loss attributable to:
Owners of the Company	7,297	6,547
Non-controlling interests	19	22
	7,316	6,569

Loss per share data
Continuing operations
Basic and diluted loss per ADS – USD	0.41	0.37

Number of ADSs used in calculating basic and diluted loss per ADS	17,812,673	17,377,241

Discontinued operation
Basic and diluted loss per ADS – USD	-	0.01
Number of ADSs used in calculating basic and diluted loss per ADS	-	17,377,241

Reconciliation of Adjusted Operating Loss

	March 31	March 31
	2022	2021
	USD thousands	USD thousands
Operating loss for the period	7,331	6,531
Less ESOP expenses	(309)	(710)

	7,022	5,821

Reconciliation of Adjusted Net Loss

	March 31	March 31
	2022	2021
	USD thousands	USD thousands
Net loss for the period	7,316	6,569
Less ESOP expenses	(309)	(710)

	7,007	5,859

Consolidated Unaudited Statements of Cash Flow

	For the period ended
	March 31,
	2022	2021
	USD thousands	USD thousands

Cash flows from operating activities from continuing operation:
Loss for the period from continuing operations	(7,316)	(6,433)

Adjustments:
Depreciation	51	46
Finance income, net	(15)	(98)
Share-based payments	309	710

	(6,971)	(5,775)

Changes in assets and liabilities:
Changes in trade receivables and other current assets	(1,134)	(469)
Changes in accounts payable	173	171
Changes in other payables	2,732	2,750
Changes in post-employment benefit liabilities	-	-

	1,771	2,452

Net cash used in operating activities from continuing operations	(5,200)	(3,323)

Cash flows from investing activities from continuing operations:
Acquisition of intangible asset	(203)	-
Decrease in deposits	17,800	1,300
Interest received	133	40
Acquisition of fixed assets	(14)	(27)

Net cash provided by investing activities from continuing operations	17,716	1,313

Cash flows from financing activities from continuing operations:
Proceeds from issuance of ADSs	230	-
ADS issuance expenses paid	(9)	-
Proceeds from issuance of warrants	-	1,200
Repayment of lease liability	(42)	(36)
Interest paid	(17)	(19)

Net cash provided by financing activities from continuing operations	162	1,145

	For the three months ended
	March 31,
	2022	2021
	USD thousands	USD thousands
Cash flows in respect of discontinued operation as follows:

Net cash from (used in) operating activities	-	(155)
Net cash from investing activities	-	-
Net cash from financing activities	-	-

Net cash from (used in) discontinued operation	-	(155)

Net increase (decrease) in cash and cash equivalents	12,678	(1,020)
Cash and cash equivalents at the beginning of the period	10,890	11,247
Effect of translation adjustments on cash and equivalents	(31)	(32)

Cash and cash equivalents at end of the period	23,537	10,195